Exhibit 11

EXHIBIT 11 –  COMPUTATION OF EARNINGS (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Basic and diluted numerator:
Loss attributable to the Company – Common Shares	$(34,894)	$(34,376)	$(91,803)	$(811,354)
Less: Participating securities dividends	1,196	1,221	2,589	1,221

Net loss attributable to the Company	$(36,090)	$(35,597)	$(94,392)	$(812,575)
Denominator:
Weighted average common shares – basic	355,585	355,389	355,530	355,364
Effect of dilutive securities:
Stock options and restricted stock (1)	—	—	—	—

Weighted average common shares – diluted	355,585	355,389	355,530	355,364
Net loss attributable to the Company per common share:
Basic	$(0.10)	$(0.10)	$(0.27)	$(2.29)
Diluted	$(0.10)	$(0.10)	$(0.27)	$(2.29)

(1)	Equity awards of 5.5 million and 6.8 million were outstanding as of September 30, 2010 and 2009, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive as the respective options’ strike price was greater than the current market price of the shares.